UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains two press releases issued by Deutsche Bank AG. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-184193 of Deutsche Bank AG.

Frankfurt, October 24, 2014

Deutsche Bank announces litigation costs of EUR 894 million in third quarter 2014

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today announced that it expects to publish litigation costs of EUR 894 million for the third quarter 2014. The litigation costs for the third quarter, which are for a number of items, are largely not tax-deductible.

Deutsche Bank plans to publish its unaudited third quarter 2014 financial results as scheduled on Wednesday, October 29, 2014.

Frankfurt, October 26, 2014

Deutsche Bank meets requirements of ECB Comprehensive Assessment

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) confirmed today the results of the Comprehensive Assessment exercise carried out by the European Central Bank (ECB) in close collaboration with the European Banking Authority (EBA). This exercise comprised both an Asset Quality Review (AQR) and a Stress Test in which the capital adequacy of banks under review was tested under different stress scenarios, and measured against minimum threshold levels in each scenario.

As at December 31, 2013, Deutsche Bank’s pro-forma CRD4 Common Equity Tier 1 (CET1) Ratio was 14.57% before phase-in. Allowing for 20% phase-in as per CRD4 requirements which took effect from January 1, 2014, and including adjustments for Prudential Valuation, this ratio was 13.40%.

Highlights

For Deutsche Bank, the principal findings of the Comprehensive Assessment were as follows:

•	Deutsche Bank successfully met all requirements of the Comprehensive Assessment.

•	The Asset Quality Review found that no significant adjustments were required to Deutsche Bank’s values or ratios. The Bank’s pro-forma CRD4 CET1 ratio as at 1 January 2014 after AQR thus remained almost unchanged at 13.33%. This ratio exceeds the required threshold ratio of 8% by 533 basis points.

•	The Stress Test found that under the ‘baseline’ scenario, Deutsche Bank’s pro-forma CRD4 CET1 Ratio would be 12.55%. This ratio exceeds the required threshold ratio of 8% by 455 basis points.

•	The Stress Test found that under the ‘adverse’ scenario, Deutsche Bank’s pro-forma CRD4 CET1 Ratio would be 8.78%. This ratio exceeds the required threshold ratio of 5.5% by 328 basis points.

Pro-forma ratios as of January 1, 2014	Deutsche Bank result	Threshold	Difference
AQR-adjusted CRD4 CET1 ratio	13.33%	8.00%	533 bps
Stress Test “baseline” scenario CRD4 CET1 ratio	12.55%	8.00%	455 bps
Stress Test “adverse” scenario	8.78%	5.50%	328 bps

Deutsche Bank’s raising of EUR 8.5 billion of common equity in the second quarter of 2014 would have further strengthened the Bank’s results in the Comprehensive Assessment.

Potential costs for litigations were not part of the Stress Test. For the first nine months of 2014 Deutsche Bank announced litigation costs of EUR 1.36 billion. This figure includes litigation costs of EUR 894 million which Deutsche Bank expects to report for the third quarter.

Jürgen Fitschen and Anshu Jain, Co-Chief Executive Officers, said: “The Comprehensive Assessment reaffirms that, even in scenarios of severe market stress, our capital base would substantially exceed regulatory capital requirements. Our capital raising in the second quarter of this year, which was not factored into the Comprehensive Assessment, has since further strengthened Deutsche Bank’s capital position.”

They added: “The Comprehensive Assessment also demonstrates the value of regulators and banks working together in a rigorous, consistent assessment process. This contributes to transparency and strengthens confidence in the stability of the European banking system and its regulatory framework.”

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2013 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2014, on pages 11 through 25 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

The press release set forth above regarding the ECB Comprehensive Assessment states that, as of December 31, 2013, Deutsche Bank’s pro forma CRD4 Common Equity Tier 1 (CET1) Ratio was 14.57% before phase-in. This figure is not calculated on a basis specified by the ECB Comprehensive Assessment but is a non-GAAP financial measure that Deutsche Bank uses as part of its balance sheet management. It is described in the subsection “Management Report: Risk Report: Regulatory Capital” of Exhibit 99.1 to Deutsche Bank’s Report on Form 6-K dated July 29, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: October 27, 2014

	By:	/s/ Karin Dohm
	Name:	Karin Dohm
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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